EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

(dollars in millions)	Three
	Months
	Ending	Fiscal Years
	December 29, 2012	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes and equity method investment earnings	$261	$911	$1,063	$1,206	$(541)	$148
Add: Fixed charges	55	264	305	360	388	272
Add: Amortization of capitalized interest	1	5	4	3	4	4
Less: Capitalized interest	(2)	(10)	(9)	(11)	(3)	(3)
Total adjusted earnings	315	1,170	1,363	1,558	(152)	421
Fixed Charges:
Interest	30	150	191	240	289	212
Capitalized interest	2	10	9	11	3	3
Amortization of debt discount expense	7	39	44	46	38	3
Rentals at computed interest factor (1)	16	65	61	63	58	54
Total fixed charges	$55	$264	$305	$360	$388	$272

Ratio of Earnings to Fixed Charges	5.73	4.43	4.47	4.33		1.55
Insufficient Coverage					540

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.